                              UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                            Ilex Oncology, Inc.
                     ----------------------------------
                              (Name of Issuer)

                        Common Stock $.01 par value
                     ----------------------------------
                       (Title of Class of Securities)

                                0004519231
                     ----------------------------------
                              (CUSIP Number)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
 (1) Name of Reporting Person S.S. or I.R.S. Identification No. of Above
     Person

     Cross Atlantic Partners K/S
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Denmark
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                      -0- shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                       759,940 shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  -0- shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  759,940 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     759,940 shares
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     6.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

                              Page 2  of  15  Pages
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-------------------------------------------------------------------------------
 (1) Name of Reporting Person  S.S. or I.R.S. Identification No. of Above
     Person

     Cross Atlantic Partners K/S II
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Denmark
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     -0- shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      759,940 shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  -0- shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  759,940 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     759,940 shares
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     6.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

                              Page  3   of 15  Pages


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-------------------------------------------------------------------------------
 (1) Name of Reporting Person  S.S. or I.R.S. Identification No. of Above
     Person

     CAP/Hambro, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                      -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      759,940 shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  -0-
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  759,940 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     759,940 shares
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     6.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

                              Page 4   of 15  Pages
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-------------------------------------------------------------------------------
 (1) Name of Reporting Person  S.S. or I.R.S. Identification No. of Above
     Person

     CAP/Hambro, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      759,940 shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  -0-
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  759,940 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     759,940 shares
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     6.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------

                              Page 5   of 15  Pages
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-------------------------------------------------------------------------------
 (1) Name of Reporting Person  S.S. or I.R.S. Identification No. of Above
     Person

     Hambro America, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     New York
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      759,940 shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  -0-
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  759,940 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     759,940 shares
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     6.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------

                              Page  6  of 15  Pages

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NOTE:  This Statement on Schedule 13G is being filed on behalf of Cross
Atlantic Partners K/S, Cross Atlantic Partners K/S II, CAP/Hambro, L.P., CAP/Hambro, Inc. and Hambro America, Inc. CAP/Hambro, L.P. is the sole general partner of Cross Atlantic Partners, K/S and Cross Atlantic Partners K/S II. CAP/Hambro, Inc. is the sole general partner of CAP/Hambro, L.P. Hambro America, Inc. is the sole shareholder of CAP/Hambro, Inc.



ITEM 1(A).  NAME OF ISSUER Ilex Oncology, Inc.
-------------------------------------------------------------------------------


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            11550 IH-10 West Suite 300
            San Antonio, TX 78230
-------------------------------------------------------------------------------


     ITEM 2(A).                        Item 2(b)               Item 2(c)

                                                           Citizenship or Place
NAME OF PERSON FILING                   Address              of Organization

Cross Atlantic Partners K/S, a       c/o Hambro Health           Denmark
Danish limited partnership           International, Inc.
                                     650 Madison Avenue
                                     New York, NY  10022

Cross Atlantic Partners K/S II, a    c/o Hambro Health           Denmark
Danish limited partnership           International, Inc.
                                     650 Madison Avenue
                                     New York, NY  10022

CAP/Hambro, L.P., the sole           c/o Hambro Health            Delaware
 general partner of Cross            International, Inc.
 Atlantic Partners K/S and           650 Madison Avenue
 Cross Atlantic Partners K/S II      New York, NY  10022

CAP/Hambro, Inc., the sole general   c/o Hambro Health            Delaware
 partner of CAP/Hambro, L.P.,        International, Inc.
 which is wholly-owned by            650 Madison Avenue
 Hambro America, Inc.                New York, NY  10022

Hambro America, Inc., the parent     c/o Hambro Health            New York
 corporation of CAP/Hambro,          International, Inc.
  Inc.                               650 Madison Avenue
                                     New York, NY  10022

ITEM 2(D).  TITLE OF CLASS OF SECURITIES Common Stock $.01 par value.

ITEM 2(E).  CUSIP NUMBER 0004519231

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

         (a) / / Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

         (b) / / Bank as defined in section 3(a)(6) of the Act.

                             Page  7 of  15  Pages

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         (c) / / Insurance Company as defined in section 3(a)(19) of the Act.

         (d) / / Investment Company registered under section 8 of the Investment Company Act of 1940.

         (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

         (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

         (g) / / Parent Holding Company, in accordance with
                 Rule 13d-1(b)(ii)(G).

         (h) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

         None of the above.

ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned: As of December 31, 1997, each of the following is the owner of record of the number of shares of Common Stock set forth next to its name:

        Cross Atlantic Partners K/S          699,505 shares
        Cross Atlantic Partners K/S II       36,883 shares
        CAP/Hambro, L.P.                          0 shares
        CAP/Hambro, Inc.                          0 shares
        Hambro America, Inc.                      0 shares

        Additionally, Cross Atlantic Partners K/S and Cross Atlantic Partners K/S II hold presently exerciseable warrants to purchase 14,468 shares and 9,084 shares, respectively, of Common Stock. Therefore, CAP/Hambro L.P., CAP/Hambro, Inc., and Hambro America, Inc. (collectively the "Entities") may be deemed to beneficially own the shares and exerciseable warrants owned by Cross Atlantic Partners K/S and Cross Atlantic Partners K/S II. Hence Cross Atlantic Partners K/S, Cross Atlantic Partners K/S II and the Entities may be deemed to own beneficially an aggregate of 759,940 shares (Common Stock and Warrants).

    (b) Percent of Class:

        Cross Atlantic Partners K/S            6.2%
        Cross Atlantic Partners K/S II         6.2%
        CAP/Hambro, L.P.                       6.2%
        CAP/Hambro, Inc.                       6.2%
        Hambro America, Inc.                   6.2%

        The foregoing percentages are calculated based on the 12,278,500 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Ilex Oncology, Inc. for the quarter ended September 30, 1997, as adjusted pursuant to Rule 13d-3 (d)(1) of the Act.

    (c) Number of shares as to which such person has:


                              Page  8  of 15 Pages

          (i) sole power to vote or to direct the vote

              Cross Atlantic Partners K/S       0 shares
              Cross Atlantic Partners K/S II    0 shares
              CAP/Hambro, L.P.                  0 shares
              CAP/Hambro, Inc.                  0 shares
              Hambro America, Inc.              0 shares

         (ii) shared power to vote or to direct the vote

              Cross Atlantic Partners K/S       759,940 shares
              Cross Atlantic Partners K/S II    759,940 shares
              CAP/Hambro, L.P.                  759,940 shares
              CAP/Hambro, Inc.                  759,940 shares
              Hambro America, Inc.              759,940 shares

        (iii) sole power to dispose or to direct the disposition of

              Cross Atlantic partners K/S       0 shares
              Cross Atlantic Parnters K/S II    0 shares
              CAP/Hambro, L.P.                  0 shares
              CAP/Hambro, Inc.                  0 shares
              Hambro America, Inc.              0 shares


         (iv) shared power to dispose or to direct the disposition of

              Cross Atlantic Partners K/S       759,940 shares
              Cross Atlantic Partners K/S II    759,940 shares
              CAP/Hambro, L.P.                  759,940 shares
              CAP/Hambro, Inc.                  759,940 shares
              Hambro America, Inc.              759,940 shares

              Cross Atlantic Partners K/S, Cross Atlantic Partners K/S II, CAP/Hambro, L.P., CAP/Hambro, Inc., and Hambro America, Inc. expressly disclaim beneficial ownership of any shares of Common Stock of Ilex Oncology, Inc., except any shares held directly of record.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable
-------------------------------------------------------------------------------


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable
-------------------------------------------------------------------------------


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                           Page  9  of 15 Pages

         Not applicable. Cross Atlantic Partners K/S, Cross Atlantic Partners K/S II, CAP/Hambro, L.P., CAP/Hambro, Inc., and Hambro America, Inc. expressly disclaim membership in a "group" as defined in Rule 13d-1(b)
         (ii)(H).
-------------------------------------------------------------------------------


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable
-------------------------------------------------------------------------------


ITEM 10. CERTIFICATION

         Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each of the filing persons pursuant to Rule 13d-1(f) under Section 13(d) of the Act.

                                Page  10  of 15 Pages

                         Signature

     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. We also hereby agree to
file this   statement jointly pursuant to the agreement set forth as
Exhibit 1 hereto.

Dated:  February 13, 1998
                ---


                                       CROSS ATLANTIC PARTNERS K/S

                                       By:  CAP/HAMBRO, L.P.
                                            Its General Partner

                                       By:  CAP/HAMBRO, INC.
                                            Its General Partner

                                       By:          *
                                            ------------------------------
                                            Charles L. Dimmler, III
                                            Authorized Officer

                                        CROSS ATLANTIC PARTNERS K/S II

                                        By:  CAP/HAMBRO, L.P.
                                             Its General Partner

                                        By:  CAP/HAMBRO, INC.
                                             Its General Partner

                                        By:          *
                                             -----------------------------
                                             Charles L. Dimmler, III
                                             Authorized Officer

                                             CAP/HAMBRO, L.P.

                                        By:  CAP/HAMBRO, INC.
                                             Its General Partner

                                        By:          *
                                             -----------------------------
                                             Charles L. Dimmler, III
                                             Authorized Officer

                                             CAP/HAMBRO, INC.

                                        By:         *
                                             -----------------------------
                                             David Barnett
                                             Authorized Officer

                                             HAMBRO AMERICA, INC.

                                        By:         *
                                             -----------------------------
                                             David Barnett
                                             Authorized Officer

                                Page  11  of 15 Pages

                                       *By: /s/ Lisa C. Torch
                                            ------------------------------
                                            Lisa C. Torch
                                            Attorney-in-fact


* This Schedule 13G was executed by Lisa C. Torch pursuant to Powers of Attorney attached hereto as Exhibit 2.

                                Page  12  of 15 Pages

                                                                      Exhibit 1

                                     AGREEMENT

          Pursuant to Rule 13d-1(f) (1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Ilex Oncology, Inc.

          This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     EXECUTED this 13th day of February, 1998.
                  ---

                                       CROSS ATLANTIC PARTNERS K/S

                                       By:  CAP/HAMBRO, L.P.
                                            Its General Partner

                                       By:  CAP/HAMBRO, INC.
                                            Its General Partner

                                       By:          *
                                            ------------------------------
                                            Charles L. Dimmler, III
                                            Authorized Officer

                                       CROSS ATLANTIC PARTNERS K/S II

                                       By:  CAP/HAMBRO, L.P.
                                            Its General Partner

                                       By:  CAP/HAMBRO, INC.
                                            Its General Partner

                                       By:          *
                                            ------------------------------
                                            Charles L. Dimmler, III
                                            Authorized Officer

                                            CAP/HAMBRO, L.P.

                                        By:  CAP/HAMBRO, INC.
                                             Its General Partner

                                        By:          *
                                             -----------------------------
                                             Charles L. Dimmler, III
                                             Authorized Officer

                                             CAP/HAMBRO, INC.

                                        By:         *
                                             -----------------------------
                                             David Barnett
                                             Authorized Officer



                                Page  13  of 15 Pages

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                                             HAMBRO AMERICA, INC.

                                        By:         *
                                             -----------------------------
                                             David Barnett
                                             Authorized Officer


                                       *By: /s/ Lisa C. Torch
                                            ------------------------------
                                            Lisa C. Torch
                                            Attorney-in-fact

          * This Agreement was executed by Lisa C. Torch pursuant to Powers of Attorney attached hereto as Exhibit 2.




                                Page  14  of 15 Pages

                                                                      Exhibit 2

                      POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Edwin A. Goodman and Lisa C. Torch, and each of them, with full power to act without the other, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself or herself as an individual or in his or her capacity as a general partner of, or an officer of a general partner of, CAP/Hambro, L.P., CAP/Hambro, Inc., Hambro America, Inc., Cross Atlantic Partners K/S, Cross Atlantic Partners K/S II and Cross Atlantic Partners K/S III, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereto.


     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of February, 1998.
--

                                               /s/ John Cassis
                                               --------------------------
                                               John Cassis

                                               /s/ Charles L. Dimmler, III
                                               ---------------------------
                                               Charles L. Dimmler, III

                                               /s/ David Barnett
                                               ---------------------------
                                               David Barnett



                                Page  15  of 15 Pages